UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-11155

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-K	|_| Form 20-F	|_| Form 11-K	|X| Form 10-Q
	|_| Form 10-D	|_| Form N-SAR	|_| Form N-CSR

For Period Ended: September 30, 2007

|_| Transition Report on Form 10-K	|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F	|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended: ______________

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: WESTMORELAND COAL COMPANY
Former name if applicable: [Not applicable.]
Address of principal executive office (Street and number): 14th Floor, 2 North Cascade Avenue
City, state and zip code: Colorado Springs, CO 80903

PART II
RULE 12b-25 (b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be (eliminated without unreasonable effort or expense;

|_|	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the (fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

               State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               Westmoreland Coal Company (the "Company") has previously announced that it will restate its consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 to correct an error in the computation of postretirement medical benefit liabilities. Because of the time required to complete this restatement and file amendments to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, the Company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the "Third Quarter 2007 Form 10-Q") by the due date, November 9, 2007. The Company plans to file the Third Quarter 2007 Form 10-Q as soon as practical.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David J. Blair 719-442-2600

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X|   Yes     |_|   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|   Yes     |_|   No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Company's results for the three-month and nine-month periods ended September 30, 2007, and the corresponding periods in 2006 cannot reasonably be determined at this time because the Company has been delayed in completing its third quarter close process while it completes the restatement of its financial statements referred to in Part III of this Form 12b-25, Amendment No. 2 to the Annual Report on Form 10-K for the year ended December 31, 2006 and Amendment No. 1 to the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007.

               The Company currently estimates that the error referred to in Part III of this Form 12b-25 will result in an understatement of its liability for postretirement medical costs and its shareholders' deficit at December 31, 2006 in the range of $50.0 million to $55.0 million. The Company at this time is unable to estimate how its Heritage Health Benefit Expenses will be impacted in the third quarter of 2007 as a result of the restatement.

        This Notification of Late Filing on Form 12b-25 contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "will," "may," and similar words or phrases. These statements discuss, among other things, the timing of the completion and filing of the third quarter 2007 Form 10-Q. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

WESTMORELAND COAL COMPANY
(Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2007	By:	/s/ David J. Blair
Name: David J. Blair
Title: Chief Financial Officer